FORM 6-K

                       SECURITIES AND EXCHANGE COMMISSION
                             WASHINGTON, D.C.  20549


                        REPORT OF FOREIGN PRIVATE ISSUER
                        PURSUANT TO RULE 13A-16 OR 15D-16
                                     OF THE
                         SECURITIES EXCHANGE ACT OF 1934


For  the  month  of  November,  2002


                            ENERGY POWER SYSTEMS LIMITED
                  (FORMERLY: ENGINEERING POWER SYSTEMS LIMITED)
                  ---------------------------------------------
                    (Address of Principal executive offices)


          Suite 301, 2 Adelaide Street West, Toronto, Ontario, M5H 1L6
          ------------------------------------------------------------
                    (Address of principal executive offices)


Indicate by check mark whether the registrant files or will file annual reports under cover form 20-F or Form 40-F:

     Form  20-F    X          Form  40-F
               -----


Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2b under the Securities Exchange Act of 1934:

               Yes                     No     X
                                          -----

If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3- 2(b): 82

                                   SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

     ENERGY  POWER  SYSTEMS  LIMITED
                              (formerly:  Engineering  Power  Systems  Limited)


Date:  November  21,  2002               By:____"Sandra  J.  Hall"____  ______
     ---------------------                  ----------------------------------
Sandra  J.  Hall,  President,  Secretary  &  Director

ENERGY  POWER  SYSTEMS  LIMITED:  ANNOUNCEMENT
Friday  November  15,  6:47  pm  ET
TORONTO--(BUSINESS WIRE)--Nov. 15, 2002--Energy Power Systems Limited (AMEX: EGY
                                                                             ---
- News; Frankfurt:EPW) (www.epsx.com; "Energy Power" or the "Company") announces
  ----                  ------------
that it has issued audited consolidated financial statements for the year ended June 30, 2002. These statements reflect the following activities of Energy Power and its subsidiaries operating as an Industrial & Offshore Division and an Oil & Gas Division:
- consolidated revenues of $22.0 million for the year ended June 30, 2002 ($19.1 million -2001);
- consolidated gross profits of $3.0 million for the year ended June 30, 2002 ($2.5 million - 2001);
- consolidated loss from continuing operations before income tax of $0.5 million for the year ended June 30, 2002 ($2.2 million - 2001);
- consolidated loss from continuing operations of $1.1 million for the year ended June 30, 2002 ($1.0 million - 2001); and
- consolidated basic and fully diluted loss per share from continuing operations of $0.17 ($0.23 per share - 2001).
Energy Power's consolidated revenues of $22.0 million for the year ending June 30, 2002 increased by 15% from $19.1 million reported during the same period the previous year. Increased activity from the Company's Industrial & Offshore
Division as well as an increase in revenues from the Company's Oil & Gas Division contributed to this revenue growth. "In the last fiscal year we became cash flow positive. It is our corporate objective to achieve positive earnings this fiscal year," stated Scott Hargreaves CFO, "to achieve this we are bidding on larger projects for the Industrial & Offshore Division and are continuing our efforts to increase reserves and production for the Oil & Gas Division. We are most pleased with the positive trending improvement in cash flow as consolidated revenue increased $2.9 million for the twelve month period ending June 30, 2002."
Energy Power's consolidated gross profit for the fiscal period ending June 30, 2002 increased 20% to $3.0 million from $2.5 million in 2001. The increased gross profits was primarily driven by increased revenue from the Company's Industrial & Offshore Division.
Losses from continuing operations before income taxes decreased 77% by $1.7 million to $0.5 million during fiscal 2002 from $2.2 million the previous year. The majority of the increase was due to increased gross profits of $0.5 million and increased other income of $1.3 million partially offset by increases in administrative expenditures. During the year the Company incurred a non-cash write down of inactive capital assets of $0.3 million versus $1.5 million in 2001.
Consolidated loss from continuing operations for the twelve month period ending June 30, 2002 was $1.1 million, 10% more than the loss from continuing operations reported for the previous twelve month period. The increased loss from continuing operations was due to a $0.6 million non-cash income tax provision. During the previous period the Company credited approximately $1.2 million of tax assets. As a result of the foregoing, net losses from continuing operations per share for the twelve month period ending June 30, 2002 decreased 22% to $0.17 per share from $0.23 per share for fiscal 2001.
About  Energy  Power  Systems  Limited
Energy Power is an energy source and service company operating as an Industrial & Offshore Division and an Oil & Gas Division.
There are approximately 10.6 million shares issued and outstanding in the capital of the Company.
Certain statements contained herein constitute "forward-looking statements" within the meaning of the Private Securities Litigation Reform Act of 1995 (the "Reform Act"), which reflect the Company's current expectations regarding the future results of operations, performance and achievements of the Company. The Company has tried, wherever possible, to identify these forward-looking statements by, among other things, using words such as "anticipate," "believe," "estimate," "expect" and similar expressions. These statements reflect the current beliefs of management of the Company, and are based on currently available information. Accordingly, these statements are subject to known and unknown risks, uncertainties and other factors which could cause the actual results, performance or achievements of the Company to differ materially from those expressed in, or implied by, these statements. (See the Company's Annual Information Form and Annual Form 20 F for Risk Factors.) The Company is not obligated to update or revise these "forward-looking" statements to reflect new events or circumstances.



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Contact:
     Energy  Power  Systems  Limited
     Scott  T.  Hargreaves,  416/861-1484
     www.epsx.com
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